

January 13, 2011

Richard E. Belluzzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

      Re: Quantum Corporation
              Form 10-K for the Fiscal Year Ended March 31, 2010
              Filed June 11, 2010
              File No. 001-13449

Dear Mr. Belluzzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 2. Financial Statement Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Product Revenue – Software, page 59

1.   Your disclosures state that software revenue is generally recognized upon shipment or electronic delivery and when vendor-specific objective evidence ("VSOE") of fair value for the undelivered elements exists. Please describe the methodology and assumptions used to establish VSOE of fair value for post-contract customer support included in your multiple-element software arrangements. In your response, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For example, if your agreements include stated future renewal rates, tell us how you

determined the renewal rates are substantive. In this regard, please provide the range of typical renewal rates that are stated in your contracts and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE of post-contract customer support is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to post-contract customer support when the contractual price for this element does not fall within the respective VSOE of fair value range.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 91

2.   Your effectiveness conclusion includes an incomplete definition of disclosure controls and procedures as it does not include all of the components described in Exchange Act Rule l3a-15(e). Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, please either include the complete definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition. Similar concerns apply to your subsequent Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief